Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000
August 12, 2021
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ada D. Sarmento and Irene Paik

Re:	2seventy bio, Inc.
Draft Registration Statement on Form 10
Submitted May 11, 2021
CIK No. 0001860782
Dear Ms. Sarmento and Ms. Paik:
This letter is confidentially submitted on behalf of 2seventy bio, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form 10, originally confidentially submitted on May 11, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated June 7, 2021 (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Company’s Draft Registration Statement on Form 10, filed August 12, 2021 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1.
Amendment No. 1 to Draft Registration Statement on Form 10 submitted on May 11, 2021
Information Statement Summary
Overview, page 10
1.We note your disclosure that you are delivering Abecma to multiple myeloma patients in the United States together with your partner Bristol-Myers Squibb. Please revise to disclose when in 2021 you and Bristol-Myers Squibb began delivering Abecma to patients. Please also briefly describe Bristol-Myers Squibb's and your obligations under your co-development and co-promotion arrangement.

United States Securities and Exchange Commission
August 12, 2021

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 81, 100, 110, 111 and 112 of Amendment No. 1 accordingly.
2.With reference to your disclosure on page 107, please specify that Abecma was approved for the treatment of adults with multiple myeloma who have received at least four prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 81 and 100 of Amendment No. 1 accordingly.
Business
Our Approach, page 98
3.We note your statement on page 100 that you believe that certain technologies will enable bbT369 to drive rapid tumor clearance, a hallmark of the CD19 CAR T cell patients who proceed to achieve complete responses. Please revise this statement to remove any suggestion that your product candidate will be effective as findings of efficacy are solely within the authority of the FDA or comparable foreign regulators.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 102 of Amendment No. 1 accordingly.
Multiple Myeloma, page 106
4.We note your disclosure regarding an ongoing Phase 1 CRB-402 study for bb21217 that clinical endpoints were "promising" across the study and the estimated median duration of response was "promising" at 17.0 months across doses. Please revise these and any similar statements to remove any implication of forthcoming regulatory approval or the efficacy of your product candidate, as these determinations are solely within the authority of the FDA or comparable foreign regulators. You may present clinical trial end points and objective data resulting from trials without including conclusions related to efficacy.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 109 and throughout Amendment No. 1 accordingly.
Strategic Collaborations, page 108
5.With respect to each of the agreements discussed in this section, please revise to disclose the nature and scope of intellectual property transferred if the agreement involves a license, each parties’ rights and obligations, the duration of the agreement, the royalty term, the termination provisions, and the following payment provisions:
•Up-front or execution payments received or paid;
•Aggregate amounts paid or received to date under the agreement;

United States Securities and Exchange Commission
August 12, 2021

•Aggregate future potential milestone payments to be paid or received;
•Royalty rates or a royalty range;
•Profit or revenue-sharing provisions; and
•Minimum purchase requirements if the agreement involves manufacturing.
Please also file these agreements as exhibits or tell us why you believe that you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K.
RESPONSE: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 110, 111 and 112 of Amendment No. 1 accordingly with respect to the Company’s collaboration with Bristol-Myers Squibb, and will file the agreements related to such collaboration in a subsequent amendment to its Draft Registration Statement on Form 10. With respect to the other collaboration agreements referenced in this section, the Company respectfully advises the Staff that such agreements are presently not material to the Company because they relate solely to the Company’s preclinical and discovery-stage activities. At such time that the development programs to which these collaboration agreements relate enter into clinical-stage development, the Company will expand the disclosure regarding such collaboration agreements and file such collaboration agreements as exhibits in a subsequent periodic report or registration statement, as applicable.
Intellectual Property, page 111
6.Please revise to disclose the material foreign jurisdictions where you own or license patents or have pending patent applications.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 115 and 116 of Amendment No. 1 accordingly.
7.We note your disclosure that certain patents will expire during 2021 - 2024. Please revise to disclose what effect you expect the expiration of these patents to have on your patent portfolio and your business, if any, and if you intend to take any action to mitigate such effect.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120 of Amendment No. 1 accordingly.
Management, page 134
8.Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Leschly should serve as a director of your company, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 138 of Amendment No. 1 accordingly

United States Securities and Exchange Commission
August 12, 2021

Executive Compensation
Agreements with our Named Executive Officers, page 143
9.We note your disclosure that you intend to enter into new employment agreements with your named executive officers that will be effective upon completion of the separation. Please tell us whether you intend to file such agreements in a subsequent amendment.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will file such agreements as exhibits to a subsequent amendment.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
10.Please have your auditor explain how they determined 2021, and not 2012, to be the appropriate year they began serving consecutively as your auditor, for the purpose of AS 3101.10 (b) and the included note.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff, on behalf of its auditor, Ernst & Young LLP, that in determining the year they began serving consecutively as 2seventy bio, Inc.’s auditor for the purposes of AS 3101.10(b), they considered when they were initially engaged and when they began to perform audit procedures for the financial statement audit of 2seventy bio, Inc. based on the following from Section A.4.a of PCAOB Staff Guidance Changes to the Auditor’s Report Effective for Audits of Fiscal Years Ending on or after December 15, 2017 (Updated as of August 23, 2018):
The disclosure of tenure should reflect the entire relationship between the company and the auditor, including the tenure of predecessor accounting firms and engagement by predecessors of the company under audit.
In determining the year the auditor began serving consecutively as the company's auditor, the auditor would look to the year when the firm signs an initial engagement letter to audit a company's financial statements or when the firm begins performing audit procedures, whichever is earlier. The following example illustrates this:
If the auditor signs the engagement letter in January 2013 to audit a company's financial statements for the years ended December 31, 2010, 2011, and 2012, the auditor would state 2013 as the year the auditor began serving consecutively as the company's auditor.
bluebird bio, Inc., for which Ernst & Young LLP has served as auditor since 2012, is planning to separate its oncology portfolio and programs from its severe genetic disease portfolio and programs to form a new public entity, 2seventy bio, Inc. In connection with the separation, Ernst & Young LLP obtained a signed initial engagement agreement in 2021

United States Securities and Exchange Commission
August 12, 2021

to audit the financial statements of bluebird bio, Inc.’s oncology portfolio and programs for 2018, 2019 and 2020. Ernst & Young LLP had not performed any audit work and has not issued a separate audit report for the oncology portfolio and programs of bluebird bio, Inc. prior to 2021.
In accordance with PCAOB AS 3101.10(b) and PCAOB Staff Guidance A.4.a mentioned above, Ernst & Young LLP concluded 2021 as the year the firm began serving consecutively as the auditor of 2seventy bio, Inc. This determination was based on (1) the fact that bluebird bio, Inc.’s oncology portfolio and programs was concluded to be the predecessor of 2seventy bio, Inc., (2) the fact that Ernst & Young LLP was not previously engaged to audit the financial statements of the predecessor and did not previously issue an audit report on the predecessor financial statements, and (3) the fact that Ernst & Young LLP signed the initial engagement agreement to audit the predecessor financial statements and began performing audit procedures in 2021.
* * * * *
If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1406

Sincerely,

/s/ Gregg L. Katz
Gregg L. Katz, Goodwin Procter LLP

cc:	Nick Leschly, 2seventy bio, Inc.
Helen Fu, bluebird bio, Inc.
Yasin Akbari, Goodwin Procter LLP